Filed pursuant to Rule 433
February 1, 2022

Relating to
Preliminary Prospectus Supplement dated February 1, 2022 to
Prospectus dated June 18, 2021
Registration Statement No. 333-257194

Tyco Electronics Group S.A.

$600,000,000 2.500% Senior Notes due 2032

Fully and Unconditionally Guaranteed by
TE Connectivity Ltd.

Pricing Term Sheet

Issuer:	Tyco Electronics Group S.A.

Guarantor:	TE Connectivity Ltd.

Offering Format:	SEC Registered

Size:	$600,000,000 aggregate principal amount of 2.500% senior notes due 2032 (the “Notes”)

Maturity Date:	February 4, 2032

Coupon:	2.500% per annum

Price to Public:	98.033% of face amount

Yield to Maturity:	2.726%

Spread to Benchmark Treasury:	93 basis points

Benchmark Treasury:	UST 1.375% due 2031

Benchmark Treasury Price/Yield:	96-07+ / 1.796%

Interest Payment Dates:	February 4 and August 4, commencing on August 4, 2022

Optional Redemption:

The Issuer may redeem the Notes, in whole or in part, at its option at any time prior to November 4, 2031 (three months prior to the maturity date of the Notes) at the make-whole redemption price equal to the greater of 100% of the principal amount of the Notes to be redeemed and a make-whole amount based on a discount rate equal to Treasury Rate plus 15 basis points, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The Issuer may redeem the Notes, in whole or in part at its option at any time on or after November 4, 2031 (three months prior to the maturity date of the Notes) at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The Issuer may also redeem all, but not less than all, of the notes in the event of certain tax changes affecting the notes.

Change of Control:	Upon the occurrence of a Change of Control Triggering Event, unless the Issuer has exercised its right to redeem the Notes, the Issuer will be required to make an offer to purchase the Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

Trade Date:	February 1, 2022

Settlement Date:	February 4, 2022 (T+3)*

CUSIP:	902133 AY3

ISIN:	US902133AY31

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	BNP Paribas Securities Corp. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC
Co-Managers:	Academy Securities, Inc. Barclays Capital Inc. Commerz Markets LLC Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc. Intesa Sanpaolo S.p.A. SMBC Nikko Securities America, Inc.

* Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two New York business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes hereunder will generally be required, by virtue of the fact that the Notes initially settle on the third business day following the Trade Date (“T+3”), to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling BNP Paribas Securities Corp. toll free at 1-800-854-5674, Deutsche Bank Securities Inc. toll free at 1-800-503-4611 or Goldman Sachs & Co. LLC toll-free at 1-866-471-2526.

No PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA or the United Kingdom.